MEMORANDUM

January 23, 2007

To:	Michele M. Anderson William Bennett

From:	Charles E. Sieving Hogan & Hartson L.L.P. Randall H. Doud Skadden, Arps, Slate, Meagher & Flom LLP

Re:	Certain Proposed Responses to Comment Letter of January 17 PAETEC Holding Corp. (the “Company”) Registration Statement on Form S-4 File No. 333-138594

Following up on our discussion on Friday, January 19, concerning the above-referenced filing (the “Form S-4”), we request the Staff’s supplemental consideration of the Company’s proposed responses to comments 1, 4, 5, 8, 9 and 12 included in the Staff’s letter of comment dated Wednesday, January 17. The Company’s proposed responses follow the text of the applicable comments below.

1. We note your response to our prior comment one. While we understand that you have disclosed the approximate value of the merger consideration to be received by shareholders in the aggregate, it remains unclear to us how the current disclosure permits stockholders to reasonably assess the transactions and how you will be disseminating to stockholders a prospectus that meets the requirements of Section 10. In this regard, we note that you are unable to state what shareholders will receive on a per share basis other than their proportionate interest in either 62.6% or 37.4% of the outstanding shares of PAETEC Holding common stock, based on the number of shares of PAETEC and US LEC common stock actually outstanding as of November 30, 2006 (which in turn lacks certainty since the ultimate equity split will change due to the large number of shares that may be issued pursuant to assumed options, warrants and other rights). Are you able to disclose a maximum downward adjustment to the exchange ratios and provide at least a reasonable range of what shareholders will receive on a per share basis? Please advise or revise accordingly.

The Company agrees that, if PAETEC and US LEC were to make one or more proportionate downward adjustments to the exchange ratios that together would result in a reduction of over 20% in the number of shares of Company common stock issuable as merger consideration, they would prepare and mail to their stockholders a supplement to the joint proxy statement/prospectus with updated information based on the new exchange ratios, and would postpone the date of the stockholders’ meetings if needed to allow there to be at least a specified number of days from the date of the mailing of the supplement to the date of the stockholders’ meetings. The Company proposes for the Staff’s consideration that the specified number of days would be ten calendar days and it acknowledges that, if a supplement were to be needed, the Company would consult with the Staff as to whether the supplement would require a post-effective amendment to the Form S-4 or would otherwise need to be reviewed in advance by the Staff. The Company notes that the merger agreement requires any adjustment to be made before the stockholders’ meetings.

Responsive disclosure proposed for inclusion in amendment no. 2 to the Form S-4 is marked on the first and second pages of the attached PDF file. Comparable disclosure would also appear at two places in the Summary.

4. As requested in prior comment 26, please disclose the range of valuations that Messrs. Chesonis and Aab discussed during the meeting of June 12, 2006.

5. Please expand the disclosure regarding Messrs. Chesonis and Aab’s evaluation of each company’s contribution to the combined company’s earnings before interest, taxes, depreciation and amortization, and other specified items, as adjusted. Your expanded disclosure should thoroughly describe the bases for and the results of their analyses, identify the “other specified items” and include quantified details to the extent practicable.

The Company proposes to satisfy the foregoing comments by adding the text marked on the third page of the attached PDF file.

8. We note your response to prior comment 38, including the fact that the combined company projections were derived in part from each company’s financial projections. We also note from your disclosure that each financial advisor reviewed and analyzed the financial projections of both PAETEC and US LEC. Because the projections were exchanged among the parties; formed the basis for the combined company projections (upon which the boards materially relied in making their recommendations) and were reviewed and analyzed by all four financial advisors in arriving at their fairness opinions, shareholders should also have the opportunity to independently evaluate the importance of the companies’ projections. Accordingly, please disclose these projections as requested in prior comment 38.

The Company proposes to comply with the Staff’s comment by including the requested projections disclosures marked on the fourth through sixth pages of the attached PDF file. The proposed inclusion of summary projections for years 2006, 2007 and 2008 is based on the views of PAETEC management and US LEC management that their respective managements relied upon projections furnished by the other company only for those years.

Each of PAETEC and US LEC acknowledge, however, that their financial advisors were furnished with, and used, projections for additional years for the purpose of preparing their discounted cash flow analyses, which represented only one of many analyses performed. Notwithstanding their use in connection with the discounted cash flow analyses performed by the financial advisors, PAETEC and US LEC nonetheless believe that the projections included in the Form S-4 should be limited to those summarized on the attached given (1) the limited use of the additional projections by the financial advisors, (2) that the projections for the additional years are by their nature highly speculative and (3) PAETEC’s and US LEC’s belief that the inclusion of the additional projections in the Form S-4 may be misleading to investors.

9. We note your revised disclosure regarding the contingent payments to the financial advisors in accordance with prior comment 39. Please revise the sections regarding the PAETEC board’s and US LEC board’s reasons for recommending the mergers to address what consideration, if any, the boards gave to the fact that these fees were contingent upon consummation of the merger. In this regard, we are unable to locate any discussion of the contingent fee where the PAETEC board references Merrill Lynch’s opinion on page 155, and the discussion on page 178 does not provide any insight into what the US LEC board considered regarding the fees payable to Deutsche Bank.

12. Please explain in reasonable detail the consideration the US LEC board gave to the fact that both of its advisors have recently provided services to PAETEC.

The Company proposes to satisfy the foregoing comments by adding the text marked on the seventh, eighth and ninth pages of the attached PDF file.

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We request that the Staff contact Charles Sieving and Randall Doud by e-mail to schedule a conference call to discuss the Staff’s views on the proposed responses.

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